UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                          THREE YEAR PERIOD ENDING 2003

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          STATEMENT PURSUANT TO SECTION 12(I) OF PUBLIC UTILITY HOLDING
               COMPANY ACT OF 1935 BY A PERSON REGULATORY EMPLOYED
                   OR RETAINED BY A REGISTERED HOLDING COMPANY
                  OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT
          CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE 71(B)


  (To be filed in DUPLICATE.  If acknowledgment is desired, file in triplicate)

1.     Name  and  business  address  of  person  filing  statement.

       VINSON & ELKINS L.L.P.
       1455 PENNSYLVANIA AVE., NW
       WASHINGTON, D.C. 20004-1008

2. Name and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

       SEE ATTACHED EXHIBIT A.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

       SEE ATTACHED EXHIBIT B

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

       THE PERSONS NAMED IN EXHIBIT B HERETO HAVE ENGAGED VINSON & ELKINS LLP AS ATTORNEYS DURING 2000 IN PRESENTING, ADVOCATING, OR OPPOSING MATTERS INVOLVING REGISTERED HOLDING COMPANIES AND SUBSIDIARIES THEREOF BEFORE THE FEDERAL ENERGY REGULATORY COMMISSION AND THE SECURITIES AND EXCHANGE COMMISSION. THE PERSONS NAMED IN EXHIBIT B MAY ALSO ENGAGE VINSON & ELKINS LLP AS ATTORNEYS DURING 2001, 2002 AND 2003 IN PRESENTING, ADVOCATING OR OPPOSING SUCH MATTERS, BUT THE EXACT NATURE OF SUCH SERVICES OR THE RELATIVE TIME TO BE DEVOTED THERETO CANNOT PRESENTED BY FORECAST WITH ANY DEGREE OF PRECISION.


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      (a)     Compensation  received  during  current  year  and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in Item 3.

      DURING 2001, VINSON & ELKINS L.L.P. HAS RECEIVED $90,220.00 FROM THE REGISTERED HOLDING COMPANY AND ITS SUBSIDIARIES LISTED IN EXHIBIT B AS COMPENSATION FOR SERVICES RENDERED ON BEHALF OF SUCH COMPANIES, AND $1,614.41 FOR REIMBURSEMENT OF EXPENSES INCURRED BY VINSON & ELKINS L.L.P. IN CONNECTION WITH THE RENDERING OF SUCH SERVICES.

      VINSON AND ELKINS L.L.P. EXPECTS TO RECEIVE DURING 2001, 2002 AND 2003 PAYMENTS OF FEES AND OFFICE CHARGES FOR SERVICES WHICH MAY BE DEEMED TO BE WITHIN THE SCOPE OF SECTION 12(I) OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, FROM THE REGISTERED HOLDING COMPANY AND ITS SUBSIDIARIES LISTED IN EXHIBIT B. HOWEVER, THE EXACT AMOUNT OF SUCH FEES AND OFFICE CHARGES CANNOT BE DETERMINED AT THE PRESENT TIME.




Date:  January 29, 2001                            Signed  /s/  Adam Wenner
     ----------------------                               ----------------------
                                                          Adam Wenner


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                                    EXHIBIT A

                             VINSON & ELKINS, L.L.P.

The following are expected to provide legal and related services to Energy East Corporation and to its subsidiaries:

           Steve  Angle          Partner
           Christine  Vaughn     Partner
           Adam  Wenner          Partner
           Donna  Bobbish        Of Counsel
           Becky  Bruner         Of Counsel
           John  Decker          Associate
           Helen  Hight          Associate
           Rhett  Skiles         Legal Assistant

The business address of each of whom is 1455 Pennsylvania Avenue, NW, Washington, DC, 20004-1008; and

           James  Serota         Partner

The  business  address  of  whom  is  666 Fifth Avenue, 26th Floor, New York, NY
10103.

           Kathy  Lake           Partner
           Catherine O'Harra     Of  Counsel


The business address of each of whom is 2300 First City Tower, 1001 Fannin Street, Houston, TX 77002-6760.


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                                    EXHIBIT B

Energy  East  Corporation

Subsidiaries:

New  York  State  Electric  &  Gas  Corporation
CMP  Natural  Gas,  L.L.C.
Connecticut  Energy
The  Southern  Connecticut  Gas  Company
CMP  Group,  Inc
Central  Maine  Power
CTG  Resources
Connecticut  Natural  Gas  Corporation
Berkshire  Energy  Resources
The  Berkshire  Gas  Company


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